

June 22, 2009

Via Facsimile (212) 504-6666 and U.S. Mail
Dennis J. Block, Esq.
Cadwalader Wickersham & Taft, LLP.
One World Financial Center
New York, NY 10281

> **Re:** **The Children's Place Retail Stores, Inc.**
> **Definitive Additional Soliciting Materials on Schedule 14A**
> **Filed June 18, 2009 by Ezra Dabah, et al.**
> **File No. 0-23071**

Dear Mr. Block:

We have conducted a limited review of the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Soliciting Materials filed 6-18-09

1. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for your belief that the election of your nominees would stem the loss of creative talent and energy "that continues to drain the company…" Further, if you make such statements in future filings, please clarify that there is no assurance that the election of the Dabah nominees would result in the company being able to stem such losses. In addition, please provide us with brief supplemental support for the statement that long term shareholder is in "jeopardy" and is a "reality."

2.   Avoid statements that directly or indirectly impugn character, integrity or personal
        reputation or make charges of illegal or immoral conduct without factual foundation.
        Refer to Rule 14a-9(b). For example, in future filings, refrain from referring to Ms.
        Kasak's "checkered" track record as a manager without also clarifying how you define
        the term "checkered". For example, clarify, if true, that the record to which you refer is a
        belief based solely on conclusions you have drawn based on objective performance
        criteria such as stock performance or otherwise, of the companies she has managed.

3.   See our previous comment. We remind you of prior comment 10 of our letter dated May
        29, 2009 in which we requested you acknowledge other factors that may have resulted in
        the decline of the stock price of Pacific Sunwear during Ms. Kasak's tenure. Your
        statements in these materials, however, omit such balanced disclosure. In future filings,
        please revise your statements such that it is consistent with our prior comment and
        consistent with the manner in which you revised your disclosure in response to our
        comment.

Closing Comments

        Please respond to the above comments promptly and comply with our comments when
disseminating information in the future. If you believe that compliance with our comments is
not appropriate, please provide the basis for your view in your response letter filed via EDGAR
and tagged as "CORRESP". You should be aware, however, that we may have additional
comments based on your supplemental response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the participants are in possession of all facts relating to
their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have
made.

        In connection with responding to our comments, please provide, in writing, a statement
from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions